

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2020

Richard P. Dealy
Executive Vice President and Chief Financial Officer
Pioneer Natural Resources Company
777 Hidden Ridge
Irving, Texas 75038

>   **Re: Pioneer Natural Resources Company**
>   **Form 10-K for the Fiscal Year Ended December 31, 2019**
>   **10-K filed February 24, 2020**
>   **File No. 001-13245**

Dear Mr. Dealy:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Energy & Transportation